Momentive Performance Materials Inc.
260 Hudson River Road
Waterford, NY 12188
March 10, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Momentive Performance Materials Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the U.S. Securities and Exchange Commission on March 10, 2017. Momentive Performance Materials Inc. made such disclosure based on information provided by other companies that may be deemed to be under common control with Momentive Performance Materials Inc., and not because of any conduct by Momentive Performance Materials Inc.

Very truly yours,

Momentive Performance Materials Inc.

By:	/s/ Erick R. Asmussen
Name:	Erick R. Asmussen
Title:	Chief Financial Officer